Exhibit 99.4

NICE Robotic Process Automation Ranked the Market Leader in Attended RPA by
Zinnov, Driven by NEVA and Unparalleled AI

Endorsed by customers and developers in the Zinnov Zones Rating for Hyper Intelligent Automation –
2020, NICE receives positioning in Leadership Zone in Attended RPA and is recognized for its ability to unlock high-value customer and employee experiences

Hoboken, N.J., September 16, 2020 – NICE (Nasdaq: NICE) announced today that it has been named the market leader for Attended RPA by Zinnov, a leading global research, consulting, and advisory company. In the 'Zinnov Zones for Hyper Intelligent Automation – 2020' Rating, NICE Robotic Process Automation (RPA) was rated in the Leadership Zone in the Attended RPA category based on multiple parameters validated through performance, outcomes, and customer feedback. To access the report, please click here.

Nischay Mittal, Principal & Global Head – RPA, Zinnov, said, “NICE has wide-ranging Hyper Intelligent Automation capabilities. It finds itself as a Leader in the Attended RPA category for its unmatched coverage across use cases and a strong focus on providing Attended Automation solutions with products like NEVA and Desktop Analytics. Our analysis of their built-in AI capabilities for RPA, such as NLP-based text analytics, unsupervised machine learning, and real-time speech guidance, coupled with their extensive pre-built RPA integrations and vast experience in UI connectivity, is what distinguishes NICE in the market.”

In the Zinnov Zones Rating, NICE RPA’s market leadership positioning was specifically attributed to its Attended RPA use case analysis, business model, market visibility, vision and roadmap, as well as customer endorsements and developer feedback. The Zinnov Zones Rating is the industry’s first comprehensive assessment of over 35 Intelligent Automation platforms and specialist organizations. The study assessed the participating companies on their overall prowess and scalability across the Hyper Intelligent Automation value chain. The key parameters evaluated included capabilities in the areas of Use Case Discovery, Intelligent Document Processing, RPA, Analytics & Insights, etc. Zinnov’s evaluation is based on a rigorous process of an RFI, followed by interviews with over 100 customers, 500 developers, partners, as well as industry experts.

NICE RPA introduced NEVA, the first employee virtual attendant robot, to the RPA market in 2018. With its robust and comprehensive Attended RPA capabilities, NICE has succeeded in disrupting the market and paving the way for new human-robot collaboration in the modern workplace. NICE also recently introduced NEVA@home, helping organizations make it easy for their employees to provide continued service excellence even when working remotely.

Barry Cooper, President, NICE Enterprise Group, said, “Research and review by respected organizations such as Zinnov provide end-users with an independent perspective of the players in the market. NICE is proud to be recognized for the innovation that is the driving force behind NEVA and for its value in supporting and guiding employees, irrespective of their location.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201-561-4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.